Exhibit 99.2

To Announce the Completion of Registration of Capital Reduction

1. Date of the Competent Authority’s approval of the capital reduction: 2008/12/26

2. Date of completion of capital amendment registration: 2009/01/15

3. Effect on the company financial report (including any discrepancy between the amount of paid-in capital and the number of shares outstanding and the effect on net worth per share):

(1) Before the capital reduction: The paid-in capital for common stock is NT$116,083,635,630; the outstanding shares amounted to 11,608,363,563 shares and book value per share is NT$34.41.

(2) After the capital reduction: The paid-in capital for common stock is NT$96,968,081,810; the outstanding shares amount to 9,696,808,181 shares and book value per share is NT$39.23.

(3) The aforementioned information is based on the unaudited financial report of the record date of capital reduction on 2008/12/30.

4. Share conversion operations plan:

(1) The shares to be converted include only the listed common shares which amounted to 11,608,363,563 shares with par value NT$10, or NT$116,083,635,630.

(2) The amount and number of shares of the capital reduction will be NT$19,115,553,820 and 1,911,555,382 common shares, respectively; this is to increase EPS and improve rate of return. In accordance with the regulation of Article 168 of the Company Act, reduction of holding shares should be on a pro rata basis based on a capital reduction ratio, which is 16.46705301419%.

(3) Total shares and amount of common shares after the capital reduction: 9,696,808,181 shares; par value NT$10; paid-in capital for common shares: NT$96,968,081,810.

(4) Every common share will be converted to 0.835329469858 of a share (scripless shares issuance). For the fractional common shares resulting from the capital reduction, the Company will pay the shareholder cash based on the closing price on the last trading day before the record date of the conversion, chopped off to whole NT dollars. Shareholders can go to our transfer agent to apply for consolidation of fractional shares that amount to less than one share within five days of the book closing date. The Chairman is hereby authorized to offer designated persons to purchase all the fractional shares at the closing price.

(5) Schedule:

a. The record date for the replacement of share certificates is preliminarily set to be 2009/03/09 and the conversion of new shares will begin on 2009/03/20 (scripless shares issuance).

b. Book closing dates: From 2009/03/05 to 2009/03/19

c. Trading suspension period: From 2009/03/03 to 2009/03/19

(ADR is no suspension required)

d. The new shares will be listed on 2009/03/20 and replace original shares.

e. The new shares will have the same rights and obligations as the original shares.

(6) Conversion procedure:

a. Since the Company has issued negotiable securities in scripless form, for the shareholders who do not have a centralized custody account, please open one with your current security firm to ensure the operation of the conversion.

b. For the shareholders who hold physical share certificates and have booked before the book closing date (if not booked yet, please have them booked as soon as possible), please prepare your share certificates and registered chop and apply the conversion with the Company’s transfer agent, Taiwan Securities Co., Ltd., before 2009/03/04.

c. For the shareholders who failed to complete booking before the book closing date, please prepare the share certificates and the notice of transferring and booking, the report of purchasing or the tax record of the trades, a list of the numbers of the withdrawing shares and a copy of both sides of your ID and register the conversion with the Company’s transfer agent, Taiwan Securities Co., Ltd., after 2009/03/20.

d. The Taiwan Depository & Clearing Corporation will convert all the shares which have been deposited in centralized custody accounts in scripless form on the first trading date of the new shares for future trading.

e. Location of the application for conversion: B1, No. 96, Sec.1, Chien-Kuo N. Rd., Department of Stock Affairs Agent, Taipei, Taiwan Securities Co., Ltd., Telephone: 02-25048125.

5. Any other matters that need to be specified: The Company will send a notice to each shareholder before the listing of the new shares.

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